                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                                  Annual Report
        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee required, effective October 7, 1996)

For the Fiscal year ended December 31, 1997

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                     to

Commission file number 0-7849

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  W.R. Berkley Corporation Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                        W. R. Berkley Corporation
                                        165 Mason Street
                                        Greenwich, CT  06836-2518

                  W. R. Berkley Corporation Profit Sharing Plan

                          Index to Financial Statements

                                                                                           Page(s)
Independent Auditors' Report ...............................................                 3

Statements of Net Assets Available for Plan Participants as of
December 31, 1997 and 1996..................................................                 4

Statements of Changes in Net Assets Available for Plan Participants
for the three years ended December 31, 1997.................................                 5

Notes to Financial Statements...............................................                 6

Schedule I - Investments  (1)

Schedule II - Fund Information for the Statements of Net Assets
     Available for Plan Participants as of December 31, 1997  and 1996......                18 - 19

Schedule III - Fund Information for the Statements of Changes in Net Assets
     Available for Plan Participants for the two years ended
     December 31, 1997......................................................                20 - 21


(1) Included in the notes to the financial statements

                          Independent Auditors' Report

The Plan Trustees and Plan Participants
W.R. Berkley Corporation Profit Sharing Plan:

We have audited the accompanying financial statements of the W.R. Berkley Corporation Profit Sharing Plan (the "Plan") as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan participants for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of fund information for the statements of net assets available for plan participants and fund information for the statements of changes in net assets available for plan participants, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           KPMG Peat Marwick LLP

New York, New York
May 25, 1998

                  W.R. Berkley Corporation Profit Sharing Plan

            Statements of Net Assets Available for Plan Participants

                           December 31, 1997 and 1996

                                                                                1997               1996
                                                                                ----               ----
Assets:
Cash                                                                     $           --      $     215,004

Investments, at fair value (cost $108,853,991 and $67,868,848)               112,096,961        74,984,833
Employer contributions receivable                                              8,074,640         6,747,820
Employee contributions receivable                                                 17,014           459,181
Participant loans                                                              3,056,556         1,717,667
Accrued interest and dividends receivable                                                          103,724
                                                                                       --
                                                                             ------------      -----------

Net assets available for plan participants                                $   123,245,171    $  84,228,229
                                                                             ============      ===========

See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan

       Statements of Changes in Net Assets Available for Plan Participants

                  Years ended December 31, 1997, 1996 and 1995

                                                                              1997             1996             1995
                                                                              ----             ----             ----
Net assets available for plan participants, beginning of year              $ 84,228,229      $65,532,912      $49,900,663
                                                                           ------------    -------------    -------------

Additions:
Employer contributions                                                        8,078,674        6,790,170        5,681,495
Employee contributions                                                        7,118,722        5,713,235        4,594,657
Rollover and reinstatement contributions                                      2,046,981        2,247,234          969,510
Interest and dividend income                                                  6,526,662        3,436,395        2,568,651
Loan interest                                                                   196,307           73,386               --
Net appreciation in fair value of investments                                10,998,372        3,844,594        5,724,952
Signet Star asset transfer into Plan                                          8,798,389               --               --
Other                                                                          (248,473)          74,450           31,297
                                                                           ------------    -------------    -------------
                                                                             43,515,634       22,179,464       19,570,562
                                                                           ------------    -------------    -------------
Deductions:
Payments to participants                                                     (4,498,692)      (3,484,147)      (3,938,313)
                                                                           ------------    -------------    -------------

Net increase                                                                 39,016,942       18,695,317       15,632,249
                                                                           ------------    -------------    -------------

Net assets available for plan participants, end of year                   $123,245,171       $84,228,229      $65,532,912
                                                                          ============       ===========      ===========

See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan
                          Notes to Financial Statements

(1)    Plan Description

       The following brief description of the W.R. Berkley Corporation (the "Company") Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and was established for the benefit of eligible employees of W.R. Berkley Corporation and participating subsidiaries. The Plan was established as of January 1, 1973 and amended and restated as of January 1, 1994 to reflect the change in tax laws and restated as of January 1, 1995 to reflect changes in investment elections. The major provisions of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation; (ii) employer contributions are made on an annual basis;
       (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and
       (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the Employee 401(k) account. As of December 31, 1997, there were approximately 3,908 participants in the Plan.

       Participants are 100% vested in their Employee 401(k) voluntary contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment and participation in the Plan. However, in the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes 100% vested. Distributions from the Plan are made in a lump sum or in annual installments, not to exceed 15 years.

       Effective July 1, 1997, Fidelity Investments ("Fidelity") was appointed by the Profit Sharing Finance Committee as the trustee, custodian and record keeper for the Plan, replacing Fleet Investment Management ("Fleet"). In conjunction with the change, participants are now allowed to direct the investment of prior and future contributions among eighteen investment funds maintained by Fidelity, as opposed to eight investment funds under Fleet. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan. Participants are responsible for directing the investment of the their respective accounts. The account of each participant is valued on a daily basis. The fair value of the investment funds is based upon the respective fund's closing net asset value, except for the W. R. Berkley Corporation Common Stock Fund, which is described in footnote 2b. In calculating net asset value, investments are valued by Fidelity and Fleet based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by the Trustee. Bonds and other fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the market value of such securities. The prices provided by a pricing service might be determined without regard to bid or last sale prices of each security but take into account institutional size transactions in similar groups of securities as well as any developments relating to specific securities.

       Additionally effective on July 1, 1997, the Signet Star Holdings, Inc. Profit Sharing Plan ("Signet Star Plan") was merged into the Plan. Each participating employee in the Signet Star Plan became a participating employee in the Plan. Prior service under the Signet Star Plan prior to the merger was counted for eligibility and vesting under the Plan. Assets maintained in the Signet Star Plan were transferred to the Plan in July, 1997. The Signet Star Plan had assets of $8,613,501, net of participant loans of $184,888, on the date of transfer.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(1),   Continued

       Effective January 1, 1996, the Plan allowed participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant's account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. The loans are valued at their outstanding balance.

       The interest rate charged on the loan and repaid to the participant's account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. See Participant Loan Fund in footnote 2b for a description of the loan process.

(2a)   Summary of Significant Accounting Policies

         (i) The accompanying Statements of Net Assets Available for Plan Participants and Statements of Changes in Net Assets Available for Plan Participants present financial information of the Plan on an accrual basis.

         (ii) Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, will be paid from assets of, and applied against the investment performance of, the respective investment funds. General expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

         (iii) The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

(2b)     Description of Investments

         The following description of investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus. For a more complete description of these investments, refer to the respective fund prospectus.

         The Plan consisted of eight funds through June 30, 1997, as follows:

                           Galaxy Money Market Fund
                           W.R. Berkley Corporation Common Stock Fund
                           Galaxy Large Company Index Fund
                           Fidelity Advisor Intermediate Bond Fund
                           Fidelity Advisor Growth Opportunities Fund
                           Fidelity Advisor Income & Growth Fund
                           Fidelity Advisor Overseas Fund
                           Fidelity Advisor Government Investment Fund

         Effective July 1, 1997, the Plan was revised to replace seven of the Fleet investment funds with seventeen investment funds. Additionally, the W. R. Berkley Corporation Common Stock Fund is now managed by Fidelity. The new investment funds are as follows:

              Fidelity Retirement Money Market Portfolio                        Fidelity Government Securities Fund
              PIMCO Low Duration - Administrative                               Fidelity Intermediate Bond Fund
              PIMCO Total Return - Administrative                               Fidelity Puritan(R) Fund
              Fidelity Equity - Income Fund                                     Spartan(R) U.S. Equity Index Fund
              Fidelity Contrafund                                               Fidelity Growth Company Fund
              Fidelity Magellan(R) Fund                                         MAS Value Portfolio
              Janus Mercury Fund                                                Fidelity Overseas Fund
              Fidelity Diversified International Fund                           Janus Worldwide Fund
              Fidelity Asset Manager

              The following description of Fleet investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus.

              GALAXY MONEY MARKET FUND

              Investments in the Galaxy Money Market Fund include obligations of domestic and foreign banks (including negotiable certificates of deposit, nonnegotiable time deposits, savings deposits and bankers' acceptances); commercial paper (including variable and floating rate notes); obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and repurchase agreements issued by financial institutions such as banks and broker/dealers. These instruments have remaining maturities of one year or less (except for certain variable and floating rate notes and securities underlying certain repurchase agreements).

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              W.R. BERKLEY CORPORATION COMMON STOCK FUND

              The W. R. Berkley Corporation Common Stock Fund is invested primarily in shares of common stock of W.R. Berkley Corporation ("Common Stock") but is also invested in a minimal amount of money market instruments so as to facilitate transfers into and out of the fund. The Trustee may purchase Common Stock for this fund either on the open market or from the Company. However, any purchases from the Company are limited to shares of Common Stock which are held by the Company as treasury stock.

              If Common Stock is purchased from the Company, the fair market value of Common Stock for this purpose is the average of the high bid and low asking price for the Common Stock as quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System on the day before the date of purchase or, if there are no such quotes on such date, the most recent prior business day on which high bid and low asking prices are quoted. If no high bid and low asking prices are quoted within such last five business days, the Trustee will instead determine fair market value.


              GALAXY LARGE COMPANY INDEX FUND

              Normally, the Galaxy Large Company Index Fund will hold all 500 stocks in the S&P 500 and will hold each stock in approximately the same percentage as it is represented in the S&P 500.

              FIDELITY ADVISOR INTERMEDIATE BOND FUND

              Under normal circumstances, the Fidelity Advisor Intermediate Bond Fund (formerly the Limited Term Bond Fund) will invest in fixed-income securities as follows:

              (i) Corporate obligations which are rated AAA, AA, or A by S&P, or Aaa, Aa, or A by Moody's;

              (ii) Obligations issued or guaranteed as to interest and principal by the government of the U.S., or any agency or instrumentality thereof;

              (iii) Obligations (including certificates of deposit and bankers'
                    acceptances) of U.S. banks which at the date of investment have capital gains, surplus and undivided profits (as of the date of their most recently published annual financial statements) in excess of $100,000,000;

              (iv) Commercial paper which at the date of investment is rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's or, if not rated, is issued by companies which at the date of investment have an outstanding debt issue rated AAA, AA, or A by S&P or Aaa, Aa, or A by Moody's; and

              (v) Such other fixed-income instruments as the Fund's Board of Trustees, in its judgment, deems to be of comparable quality to those enumerated above.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

              Under normal circumstances, at least 65% of the Fidelity Advisor Growth Opportunities Fund's total assets will be invested in securities of companies that have long-term growth potential. Growth can be considered either appreciation of the security itself or growth of the company's earnings or gross sales. Accordingly, these securities will often pay little, if any, income, which will be entirely incidental to the objective of capital growth.

              The Fund also has the ability to purchase other securities, such as preferred stock and bonds that may produce capital growth. Securities may be of all types or quality. The Fund may invest in lower-quality, high-yielding debt securities (sometimes referred to as "junk bonds"), although it intends to limit its investments in these securities to 35% of its assets.

              The Fund may purchase foreign investments of all types without limitation and may enter into foreign forward currency exchange contracts. The Fund may purchase or engage in indexed securities, illiquid investments, loans and other direct debt instruments, options and futures contracts, repurchase agreements and securities loans, restricted securities, reverse repurchase agreements, swap agreements and warrants.

              The Fund may make substantial temporary investments in high-quality debt securities and money market instruments, including commercial paper, obligations of banks of the U.S. government and repurchase agreements, for defensive purposes when economic or market conditions warrant.

              FIDELITY ADVISOR INCOME & GROWTH FUND

              The Fidelity Advisor Income & Growth Fund invests in equity securities, fixed-income securities and convertible securities, as well as preferred and common stocks paying any combination of dividends and capital gains. The Fund also may buy securities that are not providing dividends but offer prospects for growth of capital or future income. The proportion of the Fund's assets invested in each type of security will vary from time to time in accordance with economic conditions.

              FIDELITY ADVISOR OVERSEAS FUND

              Normally, at least 65% of the Fidelity Advisor Overseas Fund's total assets will be invested in securities of issuers from at least three different countries outside of North America. The Fund expects to invest most of its assets in securities of issuers located in developed countries in these general geographic areas:
              The Americas (other than the U.S.); the Far East and the Pacific Basin; and Western Europe. In determining whether a company's or organization's principal activities are in a particular region, such factors as the location of assets, personnel, sales and earnings are considered.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              FIDELITY ADVISOR GOVERNMENT INVESTMENT FUND

              The Fidelity Advisor Government Investment Fund invests primarily in obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities (U.S. government securities), including U.S. Treasury bonds, notes and bills, Government National Mortgage Association mortgage-backed pass-through certificates (Ginnie Maes) and mortgage backed securities issued by the Federal National Mortgage Association (Fannie Maes) or the Federal Home Loan Mortgage Corporation (Freddie Macs).


              The Fund's investments in U.S. government securities may or may not be fully backed by the U.S. Government. The Fund may enter into repurchase agreements involving any securities in which it may invest and also may enter into reverse repurchase agreements. The Fund considers "government securities" to include U.S. Government securities subject to repurchase agreements. The Fund is not restricted as to the percentage of its assets.

              PARTICIPANT LOAN FUND

              The participant loan fund is comprised of balances due from participants who have outstanding loans. Loans are repaid at principal plus interest at the prime rate of interest in effect at the issuance of the loan. For 1997, the rate was 8.25% for the first quarter and 8.50% for the remainder of the year.

         The following description of Fidelity investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus. For a more complete description of these investments, refer to the respective fund prospectus.

              FIDELITY RETIREMENT MONEY MARKET PORTFOLIO. Fidelity Retirement Money Market Portfolio is a money market fund, which seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high quality, short-term money market securities of U.S. and foreign issuers. While the portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the portfolio is not insured or guaranteed by the U.S. government. The portfolio's yield will fluctuate. The portfolio is a relatively conservative, low-risk investment. Fidelity Management Research Company is the investment manager of the portfolio.

              PIMCO LOW DURATION - ADMINISTRATIVE. PIMCO Low Duration Fund (Administrative Class) is an income mutual fund. It tries to provide high current income by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. Most investments are in short and intermediate maturity bonds. The fund maintains an average portfolio duration of 1 to 3 years (approximately equal to an average maturity of 2 to 5 years). Share price, yield and return will vary. The fund is managed by Pacific Investment Management Company and distributed by PIMCO Advisors Distribution Company.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              PIMCO TOTAL RETURN - ADMINISTRATIVE. PIMCO Total Return Fund (Administrative Class) is an income mutual fund. It tries to provide high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of 3 to 6 years (approximately equal to an average maturity of 5 to 12 years), investments may also include short and long maturity bonds. Share price, yield and return will vary. The fund is managed by Pacific Investment Management Company and distributed by PIMCO Advisors Distribution Company.

              FIDELITY EQUITY - INCOME FUND. Fidelity Equity-Income Fund is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities. Dividend amounts will vary. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY CONTRAFUND. Fidelity Contrafund is a growth fund. It seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in domestic and foreign common stocks and stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation. Investing in under valued or out of favor stocks can lead to investments in small companies which are not well known. The stock of small companies may be subject to more frequent and greater price changes than other companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY MAGELLAN(R) FUND. Fidelity Magellan(R) Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              JANUS MERCURY FUND. Janus Mercury fund is a growth mutual fund. It tries to increase the value of the buyers investment over the long term through capital growth by investing primarily in common stocks of companies of any size, which may include larger well-established companies and/or smaller emerging growth companies, both domestic and abroad. Investments in emerging growth companies may be subject to more abrupt price changes than investments in larger, well established companies. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments. Share price and return will vary. The fund is managed by Janus and distributed by Janus Distributors, Inc.

              FIDELITY DIVERSIFIED INTERNATIONAL FUND. Fidelity Diversified International Fund is an international fund. It seeks capital growth by investing primarily in equity securities of companies located anywhere outside the U.S. that are included in the Morgan Stanley EAFE (Europe, Australia, Far East) Index. In selecting investments for the fund, the manager relies on computer-aided quantitative analysis supported by fundamental research. The fund seeks to generate more capital growth than that of the EAFE Index. It is important to remember that foreign investments pose greater risks and potential rewards than U.S. investments. The risks include political as well as the risk of currency fluctuations. Share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),   Continued

              FIDELITY ASSET MANAGER(TM). Fidelity Asset Manager(TM) is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign (which involve greater risks) stocks, bonds and short-term and money market instruments. The fund may gradually shift its assets among and across these groups, within defined ranges, based on the current outlook of the various markets. The fund can allocate its assets within the following investment parameters: 30-70% in stocks, 20-60% in bonds, and 0-50% in short-term/money market class. Dividend amounts will vary. Share price, yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY GOVERNMENT SECURITIES FUND. Fidelity Government Securities Fund is an income fund. It seeks a high level of current income consistent with preservation of principal. The fund invests primarily in securities issued by the U.S. government agencies or instrumentalities. Neither an investment in the fund nor the market value of government securities is insured or guaranteed by the U.S. government. The fund limits its investments to those U.S. government securities and interests in U.S. government securities whose interest is exempt from state and local income tax. The fund my shift its maturity in response to anticipated changes in interest rates. The fund's share price, yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY INTERMEDIATE BOND FUND. Fidelity Intermediate Bond Fund is an income fund. It seeks a high current income by investing primarily in investment-grade fixed-income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The fund's dollar-weighted average maturity ranges between 3 and 10 years. The fund's share price, yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY PURITAN(R) FUND. Fidelity Puritan(R) Fund is a growth and income fund. It seeks a much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality high-yield debt securities. Dividend amounts will vary. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              SPARTAN(R) U.S. EQUITY INDEX FUND. Spartan(R) U.S. Equity Index Fund is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index. The fund's manager focuses on duplicating the performance and composition of the Index versus a strategy of selecting attractive stocks. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY GROWTH COMPANY FUND. Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential though growth is most often sought in smaller, less well-known companies in emerging areas of the economy. The stocks of small companies often involve more risk that those of larger companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),   Continued

              MAS VALUE PORTFOLIO. MAS Value Portfolio Adviser Class is a value-oriented growth and income mutual fund. It tries to increase the value of your investment over the long term by investing mostly in common stocks of large undervalued companies with potential for growth in stock price. Investments are spread out across different kinds of companies and industries. Share price and return will vary. The portfolio is managed by Miller Anderson & Sherred, LLP and distributed by MAS Fund Distribution, Inc.

              FIDELITY OVERSEAS FUND. Fidelity Overseas Fund is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America. It is important to remember that foreign investments pose greater risks and potential rewards than U.S. investments. The risks include political and economic uncertainties of foreign countries as well as the risk of currency fluctuations. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              JANUS WORLDWIDE FUND. Janus Worldwide Fund is a growth mutual fund that invests globally. It tries to increase the value of the buyers investment over the long term through capital growth and investing primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The fund normally invests in issuers from at least five different countries, including the U.S.; however, the fund may at times invest in fewer that five countries or even a single country. Share price and return will vary. The fund is managed by Janus Capital and distributed by Janus Distributors, Inc.

              W. R. BERKLEY CORPORATION COMMON STOCK FUND. The fund is invested primarily in shares of common stock of W. R. Berkley Corporation ("Common Stock"), but is also invested in a minimal amount of short-term liquid investments so as to facilitate exchanges into and out of the fund and participant distribution and withdrawal requests. The total number of shares of Common Stock available under the Plan is two million. The Trustee may purchase Common Stock for this fund either on the open market or from W. R. Berkley Corporation. However, any purchases from W. R. Berkley Corporation are limited to shares of Common Stock which are held by W. R. Berkley Corporation as treasury stock. Each participant's proportionate interest in the Common Stock fund will be measured in units of participation, rather than shares of Common Stock. These units represent a proportionate interest in all assets of the fund, which includes Common Stock, short-term investments and at times receivables for dividends, if any, and stock sold. A net asset value (NAV) per unit of participation will be determined on a daily basis. In determining the NAV, the value of the Common Stock will be based on the 4:00 p.m. closing price of the National Market System of the National Association of Securities Dealers Automated Quotation System (NASDAQ) or, if not available, the latest available price reported by the principal national securities exchange on which the Common Stock is traded. The NAV will be adjusted by dividends paid on Common Stock, interest on short-term investments held in the fund and expenses of the fund.

              Plan participants have voting, tender and similar rights with respect to the Common Stock units credited to the Common Stock units credited to their interest in this fund. Because of the non-diversified nature of this fund, investing in this fund involves a greater element of risk than the other available funds. Dividends are reinvested in the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

       (c)     Plan Distributions

              Prior to July 1, 1997, distributions to terminated participants were based upon the participant's account balance following the end of the month in which the participant terminated. Monthly withdrawals to active participants were based upon the valuation date prior to the request for withdrawal. After July 1, 1997, distributions to terminated participants are based upon the closing price on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

       (d)     Plan Contributions

              The Board of Directors of each participating subsidiary approves contributions to the Plan. The employer's cash contributions aggregated $8,074,640, $6,747,820 and $5,681,495, respectively, for the years ended December 31, 1997, 1996 and 1995, respectively.


 (3)   Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Upon termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant's account on the date of such termination.

(4)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued


(5)    Investments

       Investments as of December 31, 1997 and 1996 consisted of the following:

                                                                                                                        Fair
                Units        December 31, 1997                                                      Cost               Value
               --------      -----------------                                                      ----               -----
                854,971      Fidelity Puritan Fund                                               $ 16,525,715       $ 16,569,346
                 29,229      Fidelity Magellan Fund                                                 2,738,063          2,784,665
                695,316      Fidelity Contrafund                                                   32,176,844         32,422,568
                 67,853      Fidelity Equity Income Fund                                            3,422,706          3,556,144
                 65,550      Fidelity Growth Company Fund                                           3,007,237          2,839,622
                509,808      Fidelity Intermediate Bond Fund                                        5,113,122          5,184,752
                454,127      Fidelity Government Securities Fund                                    4,370,662          4,500,402
                142,218      Fidelity Overseas Fund                                                 5,065,141          4,627,785
                 97,734      Fidelity Asset Manager Fund                                            1,772,234          1,793,427
                 12,073      Fidelity Diversified International Fund                                  203,124            194,733
             14,070,408      Fidelity Retirement Money Market Portfolio                            14,070,408         14,070,408
                354,699      Spartan US Equity Index Fund                                          11,535,338         12,407,362
                 48,657      Janus Worldwide Fund                                                   1,968,973          1,838,254
                 29,379      PIMCO Total Return Administrative Fund                                   314,179            311,417
                 18,378      Janus Mercury Fund                                                       335,345            303,236
                 38,759      MAS Value Portfolio                                                      755,911            693,005
                  8,964      PIMCO Low Duration Administrative Fund                                    91,306             91,339
                592,841      W.R. Berkley Common Stock Fund                                         5,387,683          7,908,496
                                                                                                 ------------       ------------
                                  Subtotal                                                        108,853,991        112,096,961
                    577      Participant Loan Fund                                                  3,056,556          3,056,556
                                                                                                 ------------       ------------

                                               Total                                             $111,910,547       $115,153,517
                                                                                                 ============       ============

                                                                                                                        Fair
                Units        December 31, 1996                                                      Cost               Value
               --------      -----------------                                                      ----               -----
             11,452,911      Galaxy Money Market Fund                                             $11,452,911        $11,452,911
                 96,998      W.R. Berkley Corporation Common Stock Fund                             4,005,991          4,967,786
                369,465      Galaxy Large Company Index Fund                                        7,428,955          8,320,358
                424,217      Fidelity Advisor Limited Term Bond Fund                                4,518,972          4,454,276
                700,182      Fidelity Advisor Growth Opportunities Fund                            20,614,573         24,716,416
                757,728      Fidelity Advisor Income & Growth Fund                                 11,500,561         12,411,580
                282,971      Fidelity Advisor Overseas Fund                                         4,030,236          4,346,438
                456,138      Fidelity Advisor Government Investment Fund                            4,316,649          4,315,068
                                                                                                  -----------        -----------
                                  Subtotal                                                         67,868,848         74,984,833
                    302      Participant Loan Fund                                                  1,717,667          1,717,667
                                                                                                  -----------        -----------

                                               Total                                              $69,586,515        $76,702,500
                                                                                                  ===========        ===========

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued


(5),   Continued

       Net change in unrealized appreciation (depreciation) for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                                              1997              1996             1995
                                                                              ----              ----             ----
         Fidelity Puritan Fund                                            $    43,631     $          --     $          --
         Fidelity Magellan Fund                                                46,602                --                --
         Fidelity Contrafund                                                  245,724                --                --
         Fidelity Equity Income Fund                                          133,438                --                --
         Fidelity Growth Company Fund                                        (167,615)               --                --
         Fidelity Intermediate Bond Fund                                       71,630                --                --
         Fidelity Government Securities Fund                                  129,740                --                --
         Fidelity Overseas Fund                                              (437,356)               --                --
         Fidelity Asset Manager Fund                                           21,193                --                --
         Fidelity Diversified International Fund                               (8,391)               --                --
         Spartan US Equity Index Fund                                         872,024                --                --
         Janus Worldwide Fund                                                (130,719)               --                --
         PIMCO Total Return Administrative Fund                                (2,762)               --                --
         Janus Mercury Fund                                                   (32,109)               --                --
         MAS Value Portfolio                                                  (62,906)               --                --
         PIMCO Low Duration Administrative Fund                                    33                --                --
         W.R. Berkley Corporation Common Stock Fund                         1,559,017          (244,930)        1,206,726
         Galaxy Large Company Index Fund                                     (891,403)        1,003,892          (112,489)
         Fidelity Advisor Intermediate Bond Fund                               64,696          (167,050)          101,354
         Fidelity Advisor Growth Opportunities Fund                        (4,101,843)        1,964,457         2,138,386
         Fidelity Advisor Income and Growth Fund                             (911,018)          473,661           437,357
         Fidelity Advisor Overseas Fund                                      (316,201)          193,331           122,871
         Fidelity Advisor Government Investment Fund                            1,581          (179,330)          177,749
         U.S. Government Obligations                                               --                --           312,391
         Corporate Bonds & Notes                                                   --                --           826,098
         Municipal Bonds                                                           --                --           110,211
         Common Stocks                                                             --                --        (1,484,421)
         Preferred Stocks                                                          --                  --          68,625
                                                                          -----------       -------------     -----------

         Total                                                            $(3,873,014)       $3,044,031        $3,904,858
                                                                          ===========        ==========        ==========

                  W. R. Berkley Corporation Profit Sharing Plan
                                December 31, 1997

Schedule II - Fund Information for the Statement of Net Assets Available for Plan Participants


                                                                                                      Fidelity         Fidelity
          Account                                  Fidelity          Fidelity                          Equity           Growth
                                                   Puritan           Magellan         Fidelity         Income          Company
                                                     Fund              Fund          Contrafund         Fund             Fund
                                                     ----              ----          ----------         ----             ----
Assets:
Investments                                       $16,569,346      $ 2,784,665      $32,422,568      $ 3,556,144      $ 2,839,622
Employer contributions receivable                   1,091,345          232,150        2,073,891          284,170          213,045
Employee contributions receivable                       1,181            1,364            2,133            1,279            1,681
Participant loans                                        --               --               --               --               --
                                                  -----------      -----------      -----------      -----------      -----------
  Net assets available for plan participants      $17,661,872      $ 3,018,179      $34,498,592      $ 3,841,593      $ 3,054,348
                                                  ===========      ===========      ===========      ===========      ===========





                                                   Fidelity         Fidelity                          Fidelity          Fidelity
          Account                                 Intermediate     Government        Fidelity          Asset          Diversified
                                                     Bond          Securities        Overseas          Manager       International
                                                     Fund             Fund             Fund             Fund             Fund
                                                     ----             ----             ----             ----             ----
Assets:
Investments                                       $ 5,184,752      $ 4,500,402      $ 4,627,785      $ 1,793,427      $   194,733
Employer contributions receivable                     405,785          306,189          382,463           98,080           41,935
Employee contributions receivable                       1,042              176              475              687            1,250
Participant loans                                        --               --               --               --               --
                                                  -----------      -----------      -----------      -----------      -----------
  Net assets available for plan participants      $ 5,591,579      $ 4,806,767      $ 5,010,723      $ 1,892,194      $   237,918
                                                  ===========      ===========      ===========      ===========      ===========





                                                   Fidelity        Spartan                           PIMCO Total
          Account                                 Retirement      US Equity          Janus             Return            Janus
                                                  Money Mkt         Index           Worldwide      Administrative       Mercury
                                                  Portfolio         Fund              Fund              Fund              Fund
                                                  ---------         ----              ----              ----              ----
Assets:
Investments                                     $ 14,070,408     $ 12,407,362     $  1,838,254      $    311,417      $    303,236
Employer contributions receivable                  1,129,327          844,815          148,103            25,074            32,005
Employee contributions receivable                      1,808            1,094            1,153                62               436
Participant loans                                       --               --               --                --                --
                                                ------------     ------------     ------------      ------------      ------------
  Net assets available for plan participants    $ 15,201,543     $ 13,253,271     $  1,987,510      $    336,553      $    335,677
                                                ============     ============     ============      ============      ============





                                                                     PIMCO
          Account                                   MAS           Low Duration     W. R. Berkley    Participant
                                                   Value         Administrative     Common Stock        Loan
                                                 Portfolio           Fund              Fund             Fund             Total
                                                 ---------           ----              ----             ----             -----
Assets:
Investments                                     $    693,005     $     91,339      $  7,908,496      $       --       $112,096,961
Employer contributions receivable                     51,720            5,328           709,215              --          8,074,640
Employee contributions receivable                        218             --                 975              --             17,014
Participant loans                                       --               --                --           3,056,556        3,056,556
                                                ------------     ------------      ------------      ------------     ------------
  Net assets available for plan participants    $    744,943     $     96,667      $  8,618,686      $  3,056,556     $123,245,171
                                                ============     ============      ============      ============     ============

For 1997 all investment elections were made by the participants.

                  W. R. Berkley Corporation Profit Sharing Plan
                                December 31, 1996

Schedule II - Fund Information for the Statement of Net Assets Available for Plan Participants



                                                                                   W.R. Berkley        Galaxy           Fidelity
                                                                     Galaxy           Corp.            Large             Advisor
                                                                     Money            Common          Company         Intermediate
                                                    WRBC             Market           Stock            Index              Bond
                                                    Fund             Fund             Fund             Fund               Fund
                                                    ----             ----             ----             ----               ----
Cash                                             $     9,048      $     1,335      $      --        $      (159)      $       566
Investments                                             --         11,452,911        4,967,786        8,320,358         4,454,276
Employer contributions receivable                       --            930,525          616,273          696,616           384,322
Employee contributions receivable                       --             42,607           42,279           57,318            26,441
Participant loans                                       --               --               --               --                --
Accrued interest and dividends receivable               --             46,745           13,206             --              22,534
                                                 -----------      -----------      -----------      -----------       -----------
   Net assets available for plan participants    $     9,048      $12,474,123      $ 5,639,544      $ 9,074,133       $ 4,888,139
                                                 ===========      ===========      ===========      ===========       ===========




                                                       Fidelity         Fidelity                           Fidelity
                                                        Advisor         Advisor         Fidelity            Advisor
                                                        Growth          Income &         Advisor          Government
                                                    Opportunities       Growth          Overseas          Investment
                                                        Fund             Fund             Fund               Fund
                                                        ----             ----             ----               ----
Cash                                                 $   118,141      $    87,000      $      (175)      $    (1,356)
Investments                                           24,716,416       12,411,580        4,346,438         4,315,068
Employer contributions receivable                      2,218,548        1,112,810          416,538           372,188
Employee contributions receivable                        167,481           72,187           30,577            20,291
Participant loans                                           --               --               --                --
Accrued interest and dividends receivable                   --               --               --              21,239
                                                     -----------      -----------      -----------       -----------
   Net assets available for plan participants        $27,220,586      $13,683,577      $ 4,793,378       $ 4,727,430
                                                     ===========      ===========      ===========       ===========




                                                     Participant
                                                        Loan
                                                        Fund             Total
                                                        ----             -----
Cash                                                 $       604      $   215,004
Investments                                                 --         74,984,833
Employer contributions receivable                           --          6,747,820
Employee contributions receivable                           --            459,181
Participant loans                                      1,717,667        1,717,667
Accrued interest and dividends receivable                   --            103,724
                                                     -----------      -----------
   Net assets available for plan participants        $ 1,718,271      $84,228,229
                                                     ===========      ===========

For 1996 all investment elections were made by the participants.

                  W. R. Berkley Corporation Profit Sharing Plan
                      For the year ended December 31, 1997

Schedule III - Fund Information for the Statement of Changes in Net Assets Available for Plan Participants

                                                                               Galaxy                               Fidelity
                                                                               Money           Galaxy Large         Advisor
                                                              WRBC             Market            Company          Intermediate
                                                              Fund              Fund            Index Fund         Bond Fund
                                                              ----              ----            ----------         ---------
Net assets available as of 1/1/97                          $  9,048        $ 12,474,123        $  9,074,133        $ 4,888,139
                                                           --------        ------------        ------------        -----------
Additions:
Employer contribution                                            --               4,448                (187)                --
Employee contribution                                            --             292,943             376,628            158,480
Rollover and reinstatement contributions                         --              46,983             164,414             36,334
Net appreciation (depreciation) in fair value                    --                  --           1,864,115            (31,729)
Dividend income                                                  --                  --                  --                 --
Interest income                                                 150             301,569                  --            143,509
Loan Interest                                                    --              11,966               6,983              4,553
Signet Star asset transfer to Plan                               --                  --                  --                 --
Other income (expenses)                                       1,241             (10,021)            (29,580)           (29,119)
                                                           --------        ------------        ------------        -----------
Total additions                                               1,391             647,888           2,382,373            282,028
                                                           --------        ------------        ------------        -----------
Deductions:
Payment to participants                                          --            (525,395)           (313,149)          (123,869)
Loans:
Loan  issuances                                                  --            (100,980)            (88,196)           (48,168)
Loan repayments                                                  --              35,547              31,470             14,582
                                                           --------        ------------        ------------        -----------
Net loans                                                        --             (65,433)            (56,726)           (33,586)
                                                           --------        ------------        ------------        -----------
Total deductions                                                 --            (590,828)           (369,875)          (157,455)
                                                           --------        ------------        ------------        -----------
Net increase (decrease) prior to interfund transfers          1,391              57,060           2,012,498            124,573
                                                           --------        ------------        ------------        -----------
Transfers between funds                                     (10,439)        (12,531,183)        (11,086,631)        (5,012,712)
                                                           --------        ------------        ------------        -----------
Net increase (decrease)                                      (9,048)        (12,474,123)         (9,074,133)        (4,888,139)
                                                           --------        ------------        ------------        -----------
Net assets available as of 12/31/97                        $     --        $         --        $         --        $        --
                                                           ========        ============        ============        ===========
                                                              Fidelity          Fidelity            Fidelity          Fidelity
                                                           Advisor Growth     Advisor Income         Advisor            Advisor
                                                           Opportunities        & Growth            Overseas          Government
                                                                Fund               Fund                Fund               Fund
                                                                ----               ----                ----               ----
Net assets available as of 1/1/97                          $ 27,220,586        $ 13,683,577        $ 4,793,378        $ 4,727,430
                                                           ------------        ------------        -----------        -----------
Additions:
Employer contribution                                              (124)                  1               (104)                --
Employee contribution                                         1,017,881             447,425            194,340            129,364
Rollover and reinstatement contributions                        259,726             183,719             34,260             19,985
Net appreciation (depreciation) in fair value                 3,908,718           1,686,796            771,670            (31,105)
Dividend income                                                      --             222,854                 --                 --
Interest income                                                      --                  --                 --            125,297
Loan Interest                                                    23,684              12,568              3,983              3,978
Signet Star asset transfer to Plan                                   --                  --                 --                 --
Other income (expenses)                                           2,866             (29,065)           (30,242)           (29,699)
                                                           ------------        ------------        -----------        -----------
Total additions                                               5,212,751           2,524,298            973,907            217,820
                                                           ------------        ------------        -----------        -----------
Deductions:
Payment to participants                                        (658,340)           (305,103)           (76,989)          (272,707)
Loans:
Loan  issuances                                                (354,454)           (189,805)           (38,905)           (37,086)
Loan repayments                                                  87,298              46,307             15,360             15,246
                                                           ------------        ------------        -----------        -----------
Net loans                                                      (267,156)           (143,498)           (23,545)           (21,840)
                                                           ------------        ------------        -----------        -----------
Total deductions                                               (925,496)           (448,601)          (100,534)          (294,547)
                                                           ------------        ------------        -----------        -----------
Net increase (decrease) prior to interfund transfers          4,287,255           2,075,697            873,373            (76,727)
                                                           ------------        ------------        -----------        -----------
Transfers between funds                                     (31,507,841)        (15,759,274)        (5,666,751)        (4,650,703)
                                                           ------------        ------------        -----------        -----------
Net increase (decrease)                                     (27,220,586)        (13,683,577)        (4,793,378)        (4,727,430)
                                                           ------------        ------------        -----------        -----------
Net assets available as of 12/31/97                        $         --        $         --        $        --        $        --
                                                           ============        ============        ===========        ===========
                                                                                                                       Fidelity
                                                             Fidelity            Fidelity                               Equity
                                                             Puritan             Magellan          Fidelity              Income
                                                               Fund                Fund           Contrafund              Fund
                                                               ----                ----           ----------              ----
Net assets available as of 1/1/97                          $         --        $        --        $         --        $        --
                                                           ------------        -----------        ------------        -----------
Additions:
Employer contribution                                         1,091,345            232,150           2,073,891            284,170
Employee contribution                                           586,435             99,129           1,254,965            116,227
Rollover and reinstatement contributions                        112,677             84,509              95,917            133,618
Net appreciation (depreciation) in fair value                    54,344             50,981             483,975            143,469
Dividend income                                               1,077,958            113,823           2,666,339            126,648
Interest income                                                     457                  2                 988                  2
Loan Interest                                                    17,019              3,252              37,210              2,865
Signet Star asset transfer to Plan                                  174          1,564,751                 223          1,982,039
Other income (expenses)                                          (1,557)               583              (5,192)               426
                                                           ------------        -----------        ------------        -----------
Total additions                                               2,938,852          2,149,180           6,608,316          2,789,464
                                                           ------------        -----------        ------------        -----------
Deductions:
Payment to participants                                        (171,622)            (9,028)           (437,576)           (22,917)
Loans:
Loan  issuances                                                (118,735)           (37,017)           (360,732)           (31,724)
Loan repayments                                                  66,740              7,883             130,943              7,497
                                                           ------------        -----------        ------------        -----------
Net loans                                                       (51,995)           (29,134)           (229,789)           (24,227)
                                                           ------------        -----------        ------------        -----------
Total deductions                                               (223,617)           (38,162)           (667,365)           (47,144)
                                                           ------------        -----------        ------------        -----------
Net increase (decrease) prior to interfund transfers          2,715,235          2,111,018           5,940,951          2,742,320
                                                           ------------        -----------        ------------        -----------
Transfers between funds                                      14,946,637            907,161          28,557,641          1,099,273
                                                           ------------        -----------        ------------        -----------
Net increase (decrease)                                      17,661,872          3,018,179          34,498,592          3,841,593
                                                           ------------        -----------        ------------        -----------
Net assets available as of 12/31/97                        $ 17,661,872        $ 3,018,179        $ 34,498,592        $ 3,841,593
                                                           ============        ===========        ============        ===========
                                                            Fidelity            Fidelity            Fidelity
                                                             Growth           Intermediate         Government         Fidelity
                                                             Company              Bond             Securities         Overseas
                                                              Fund                Fund                Fund              Fund
                                                              ----                ----                ----              ----
Net assets available as of 1/1/97                          $        --        $        --        $        --        $        --
                                                           -----------        -----------        -----------        -----------
Additions:
Employer contribution                                          213,045            405,785            306,189            382,463
Employee contribution                                          127,603            214,821            148,081            249,487
Rollover and reinstatement contributions                        47,585             24,342             73,643             12,906
Net appreciation (depreciation) in fair value                 (160,275)            79,428            133,957           (471,425)
Dividend income                                                265,410            173,011            130,632            232,849
Interest income                                                      1                157                116                197
Loan Interest                                                    2,726              6,019              5,599              5,501
Signet Star asset transfer to Plan                           2,044,690            819,852                 --                124
Other income (expenses)                                            816               (495)              (665)              (575)
                                                           -----------        -----------        -----------        -----------
Total additions                                              2,541,601          1,722,920            797,552            411,527
                                                           -----------        -----------        -----------        -----------
Deductions:
Payment to participants                                        (14,925)          (108,480)           (32,539)           (87,417)
Loans:
Loan  issuances                                                (13,507)           (43,489)           (62,106)           (58,570)
Loan repayments                                                  5,178             22,035             19,192             22,225
                                                           -----------        -----------        -----------        -----------
Net loans                                                       (8,329)           (21,454)           (42,914)           (36,345)
                                                           -----------        -----------        -----------        -----------
Total deductions                                               (23,254)          (129,934)           (75,453)          (123,762)
                                                           -----------        -----------        -----------        -----------
Net increase (decrease) prior to interfund transfers         2,518,347          1,592,986            722,099            287,765
                                                           -----------        -----------        -----------        -----------
Transfers between funds                                        536,001          3,998,593          4,084,668          4,722,958
                                                           -----------        -----------        -----------        -----------
Net increase (decrease)                                      3,054,348          5,591,579          4,806,767          5,010,723
                                                           -----------        -----------        -----------        -----------
Net assets available as of 12/31/97                        $ 3,054,348        $ 5,591,579        $ 4,806,767        $ 5,010,723
                                                           ===========        ===========        ===========        ===========
                                                             Fidelity          Fidelity          Fidelity            Spartan
                                                               Asset         Diversified        Retirement          US Equity
                                                              Manager       International        Money Mkt            Index
                                                               Fund              Fund            Portfolio            Fund
                                                               ----              ----            ---------            ----
Net assets available as of 1/1/97                          $        --        $      --        $         --        $         --
                                                           -----------        ---------        ------------        ------------
Additions:
Employer contribution                                           98,080           41,935           1,129,327             844,815
Employee contribution                                           49,435           29,706             418,771             515,313
Rollover and reinstatement contributions                        46,897           10,176             155,350             146,964
Net appreciation (depreciation) in fair value                   26,178           (8,692)                 --             919,716
Dividend income                                                130,306            7,070             397,039             147,324
Interest income                                                      1                1              (2,371)                371
Loan Interest                                                    1,491              455              16,543              10,777
Signet Star asset transfer to Plan                           1,555,121          106,761             539,592                  --
Other income (expenses)                                           (372)            (722)             (2,002)             (1,506)
                                                           -----------        ---------        ------------        ------------
Total additions                                              1,907,137          186,690           2,652,249           2,583,774
                                                           -----------        ---------        ------------        ------------
Deductions:
Payment to participants                                           (859)          (5,797)           (521,787)           (315,341)
Loans:
Loan  issuances                                                 (6,888)              --            (138,503)            (98,330)
Loan repayments                                                  2,982            1,314              52,808              37,814
                                                           -----------        ---------        ------------        ------------
Net loans                                                       (3,906)           1,314             (85,695)            (60,516)
                                                           -----------        ---------        ------------        ------------
Total deductions                                                (4,765)          (4,483)           (607,482)           (375,857)
                                                           -----------        ---------        ------------        ------------
Net increase (decrease) prior to interfund transfers         1,902,372          182,207           2,044,767           2,207,917
                                                           -----------        ---------        ------------        ------------
Transfers between funds                                        (10,178)          55,711          13,156,776          11,045,354
                                                           -----------        ---------        ------------        ------------
Net increase (decrease)                                      1,892,194          237,918          15,201,543          13,253,271
                                                           -----------        ---------        ------------        ------------
Net assets available as of 12/31/97                        $ 1,892,194        $ 237,918        $ 15,201,543        $ 13,253,271
                                                           ===========        =========        ============        ============
                                                                               PIMCO Total
                                                                Janus             Return              Janus           MAS
                                                              Worldwide       Administrative         Mercury         Value
                                                                Fund               Fund               Fund         Portfolio
                                                                ----               ----               ----         ---------
Net assets available as of 1/1/97                          $        --        $      --           $      --        $      --
                                                           -----------        ---------           ---------        ---------
Additions:
Employer contribution                                          148,103           25,074              32,005           51,720
Employee contribution                                           82,929            5,862              16,951           17,887
Rollover and reinstatement contributions                        60,801            1,641              35,763           10,582
Net appreciation (depreciation) in fair value                 (132,487)          (2,444)            (30,340)         (62,464)
Dividend income                                                120,974           12,212              30,762           63,077
Interest income                                                     --               --                  --               --
Loan Interest                                                      805               44                 125              141
Signet Star asset transfer to Plan                                  --               --                  --               --
Other income (expenses)                                           (102)              (7)                (24)             (19)
                                                           -----------        ---------           ---------        ---------
Total additions                                                281,023           42,382              85,242           80,924
                                                           -----------        ---------           ---------        ---------
Deductions:
Payment to participants                                         (5,536)              --                 (59)              --
Loans:
Loan  issuances                                                (13,370)          (1,954)             (1,693)            (732)
Loan repayments                                                  3,209              109                 546              380
                                                           -----------        ---------           ---------        ---------
Net loans                                                      (10,161)          (1,845)             (1,147)            (352)
                                                           -----------        ---------           ---------        ---------
Total deductions                                               (15,697)          (1,845)             (1,206)            (352)
                                                           -----------        ---------           ---------        ---------
Net increase (decrease) prior to interfund transfers           265,326           40,537              84,036           80,572
                                                           -----------        ---------           ---------        ---------
Transfers between funds                                      1,722,184          296,016             251,641          664,371
                                                           -----------        ---------           ---------        ---------
Net increase (decrease)                                      1,987,510          336,553             335,677          744,943
                                                           -----------        ---------           ---------        ---------
Net assets available as of 12/31/97                        $ 1,987,510        $ 336,553           $ 335,677        $ 744,943
                                                           ===========        =========           =========        =========
                                                              PIMCO
                                                            Low Duration    W. R. Berkley     Participant
                                                           Administrative    Common Stock         Loan
                                                                Fund             Fund             Fund                Total
                                                                ----             ----             ----                -----
Net assets available as of 1/1/97                          $     --        $ 5,639,544        $ 1,718,271        $  84,228,229
                                                           --------        -----------        -----------        -------------
Additions:
Employer contribution                                         5,328            709,215                 --            8,078,674
Employee contribution                                         2,541            565,518                 --            7,118,722
Rollover and reinstatement contributions                     36,785            211,404                 --            2,046,981
Net appreciation (depreciation) in fair value                   102          1,805,884                 --           10,998,372
Dividend income                                               1,990             34,017                 --            5,954,295
Interest income                                                  --              1,920                 --              572,367
Loan Interest                                                    50             17,970                 --              196,307
Signet Star asset transfer to Plan                               --                173            184,889            8,798,389
Other income (expenses)                                         (14)           (83,427)                --             (248,473)
                                                           --------        -----------        -----------        -------------
Total additions                                              46,782          3,262,674            184,889           43,515,634
                                                           --------        -----------        -----------        -------------
Deductions:
Payment to participants                                          --           (291,059)          (198,198)          (4,498,692)
Loans:
Loan  issuances                                              (3,820)          (190,508)         2,039,272                   --
Loan repayments                                                 183             60,830           (687,678)                  --
                                                           --------        -----------        -----------        -------------
Net loans                                                    (3,637)          (129,678)         1,351,594                   --
                                                           --------        -----------        -----------        -------------
Total deductions                                             (3,637)          (420,737)         1,153,396           (4,498,692)
                                                           --------        -----------        -----------        -------------
Net increase (decrease) prior to interfund transfers         43,145          2,841,937          1,338,285           39,016,942
                                                           --------        -----------        -----------        -------------
Transfers between funds                                      53,522            137,205                 --                   --
                                                           --------        -----------        -----------        -------------
Net increase (decrease)                                      96,667          2,979,142          1,338,285           39,016,942
                                                           --------        -----------        -----------        -------------
Net assets available as of 12/31/97                        $ 96,667        $ 8,618,686        $ 3,056,556        $ 123,245,171
                                                           ========        ===========        ===========        =============

For 1997 all investment elections were made by the participants.

                  W. R. Berkley Corporation Profit Sharing Plan
                      For the year ended December 31, 1996

Schedule III - Fund Information for the Statement of Changes in Net Assets Available for Plan Participants

                                                                                                       W.R. Berkley
                                                                                     Galaxy                Corp.
                                                                                     Money                 Common
                                                                 WRBC                Market                Stock
                                                                 Fund                 Fund                 Fund

Net assets available as of 1/1/96                             $      7,548        $ 11,309,876         $  4,676,004
                                                              ------------        ------------         ------------

Additions:
Employer contributions                                                --               941,616              619,387
Employee contributions                                                --               524,293              486,286
Rollover and reinstatement contributions                              --               389,548              270,879
Loan interest                                                         --                11,015                7,528
Interest and dividend income                                          --               518,884               60,704
Net appreciation (depreciation) in fair value                         --                  --                (93,486)
Other income (expenses)                                              1,500              38,967               (2,697)
                                                              ------------        ------------         ------------

Total additions                                                      1,500           2,424,323            1,348,601
                                                              ------------        ------------         ------------

Deductions:
Payments to participants                                              --            (1,052,871)            (228,568)
                                                              ------------        ------------         ------------

Loans:
Loan issuances                                                        --              (334,925)            (197,561)
Loan repayments                                                       --                46,245               35,554
                                                              ------------        ------------         ------------
Net loans                                                             --              (288,680)            (162,007)
                                                              ------------        ------------         ------------

Total deductions                                                      --            (1,341,551)            (390,575)
                                                              ------------        ------------         ------------

Net increase prior to interfund transfers                            1,500           1,082,772              958,026
                                                              ------------        ------------         ------------

Transfers between funds                                               --                81,475                5,514

Net increase                                                         1,500           1,164,247              963,540
                                                              ------------        ------------         ------------

Net assets available as of 12/31/96                           $      9,048        $ 12,474,123         $  5,639,544
                                                              ============        ============         ============
                                                       Galaxy             Fidelity            Fidelity             Fidelity
                                                       Large              Advisor             Advisor              Advisor
                                                      Company           Intermediate          Growth               Income &
                                                       Index               Bond            Opportunities            Growth
                                                       Fund                Fund                Fund                 Fund

Net assets available as of 1/1/96                 $  4,880,271         $  4,497,406         $ 20,352,913         $ 11,808,929
                                                  ------------         ------------         ------------         ------------

Additions:
Employer contributions                                 697,909              386,824            2,231,945            1,119,323
Employee contributions                                 639,373              351,521            2,087,569              942,866
Rollover and reinstatement contributions               316,358              122,085              627,322              391,903
Loan interest                                            7,522                4,664               21,143               12,756
Interest and dividend income                           291,026              285,537            1,327,444              467,794
Net appreciation (depreciation) in fair value        1,075,686             (123,237)           2,383,112              545,458
Other income (expenses)                                 11,470                2,119                 (600)              25,484
                                                  ------------         ------------         ------------         ------------

Total additions                                      3,039,344            1,029,513            8,677,935            3,505,584
                                                  ------------         ------------         ------------         ------------

Deductions:
Payments to participants                              (162,802)            (207,037)            (901,274)            (641,074)
                                                  ------------         ------------         ------------         ------------

Loans:
Loan issuances                                        (220,604)            (115,314)            (627,140)            (312,127)
Loan repayments                                         32,305               23,150               78,366               50,632
                                                  ------------         ------------         ------------         ------------
Net loans                                             (188,299)             (92,164)            (548,774)            (261,495)
                                                  ------------         ------------         ------------         ------------

Total deductions                                      (351,101)            (299,201)          (1,450,048)            (902,569)
                                                  ------------         ------------         ------------         ------------

Net increase prior to interfund transfers            2,688,243              730,312            7,227,887            2,603,015
                                                  ------------         ------------         ------------         ------------

Transfers between funds                              1,505,619             (339,579)            (360,214)            (728,367)

Net increase                                         4,193,862              390,733            6,867,673            1,874,648
                                                  ------------         ------------         ------------         ------------

Net assets available as of 12/31/96               $  9,074,133         $  4,888,139         $ 27,220,586         $ 13,683,577
                                                  ============         ============         ============         ============
                                                                         Fidelity
                                                    Fidelity             Advisor
                                                    Advisor             Government          Participant
                                                    Overseas            Investment              Loan
                                                      Fund                 Fund                 Fund                Total

Net assets available as of 1/1/96                 $  3,546,307         $  4,453,658         $       --           $ 65,532,912
                                                  ------------         ------------         ------------         ------------

Additions:
Employer contributions                                 419,467              373,699                 --              6,790,170
Employee contributions                                 379,592              301,735                 --              5,713,235
Rollover and reinstatement contributions                79,703               49,436                 --              2,247,234
Loan interest                                            3,868                4,890                 --                 73,386
Interest and dividend income                           213,861              271,145                 --              3,436,395
Net appreciation (depreciation) in fair value          233,601             (176,540)                --              3,844,594
Other income (expenses)                                    754               (2,547)                --                 74,450
                                                  ------------         ------------         ------------         ------------

Total additions                                      1,330,846              821,818                 --             22,179,464
                                                  ------------         ------------         ------------         ------------

Deductions:
Payments to participants                              (121,295)            (169,226)                --             (3,484,147)
                                                  ------------         ------------         ------------         ------------

Loans:
Loan issuances                                         (93,780)            (131,252)           2,032,703                 --
Loan repayments                                         12,222               35,958             (314,432)                --
                                                  ------------         ------------         ------------         ------------
Net loans                                              (81,558)             (95,294)           1,718,271                 --
                                                  ------------         ------------         ------------         ------------

Total deductions                                      (202,853)            (264,520)           1,718,271           (3,484,147)
                                                  ------------         ------------         ------------         ------------

Net increase prior to interfund transfers            1,127,993              557,298            1,718,271           18,695,317
                                                  ------------         ------------         ------------         ------------

Transfers between funds                                119,078             (283,526)                --                   --

Net increase                                         1,247,071              273,772            1,718,271           18,695,317
                                                  ------------         ------------         ------------         ------------

Net assets available as of 12/31/96               $  4,793,378         $  4,727,430         $  1,718,271         $ 84,228,229
                                                  ============         ============         ============         ============


                                                             21

For 1996 all investment elections were made by the participants.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                     W. R. BERKLEY CORPORATION


                                                     By   /s/ WILLIAM R. BERKLEY
                                                              ------------------
                                                              William R. Berkley

May 25, 1998

                                       22